05037979

SECURITIE [illegible] COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
APOLLO INVESTMENT MANAGEMENT, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 SUPERIOR AVENUE SUITE 2300
(No. and Street)

CLEVELAND	OHIO	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACK E. GRIFFITHS (216) 875-2626
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAUSSER + TAYLOR LLC
(Name – *if individual, state last, first, middle name*)

1001 LAKESIDE AVNEUE E., SUITE 1400	CLEVELAND	OH	44114
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JACK E. GRIFFITHS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of APOLLO INVESTMENT MANAGEMENT, L.L.C., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CHIEF OPERATING OFFICER

Title

Susan N. Marino
Notary Public, State of Ohio, Cuy. Cty
My Commission Expires March 7, 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

APOLLO INVESTMENT MANAGEMENT, L.L.C.

FORM X-17A-5

PART III

DECEMBER 31, 2004

APOLLO INVESTMENT MANAGEMENT, L.L.C.

CONTENTS

HAUSSER + TAYLOR LLC
Business advisors and certified public accountants

1001 Lakeside Avenue East, Suite 1400 ◦ Cleveland, Ohio 44114-1152 216/523-1905 ◦ FAX: 216/522-1490 ◦ www.hausser.com

Independent Auditors' Report

To the Members
Apollo Investment Management, L.L.C.
Cleveland, Ohio

We have audited the accompanying statement of financial condition of Apollo Investment Management, L.L.C. (the Company) as of December 31, 2004, and the related statements of income, members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Apollo Investment Management, L.L.C. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hausser + Taylor LLC

Cleveland, Ohio
January 19, 2005

APOLLO INVESTMENT MANAGEMENT, L.L.C.

FORM X-17A-5

PART III

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS	Allowable	Non-Allowable	Total
Cash and cash equivalents	$15,746	$ -	$15,746
Total assets	$15,746	$ -	$15,746

LIABILITIES AND MEMBERS' EQUITY	A.I. Liabilities	Non-A.I. Liabilities	Total
MEMBERS' EQUITY			$15,746
Total liabilities and members' equity			$15,746

The accompanying notes are an integral part of these financial statements.

APOLLO INVESTMENT MANAGEMENT, L.L.C.

FORM X-17A-5

PART III

STATEMENT OF INCOME

Year Ended December 31, 2004

REVENUE		
Related party structuring and advisory fees	$484,304	
Interest income	48	$484,352
EXPENSES		
Related party administrative fees	475,026	
Professional service fees	5,383	
Registration fees	3,515	
Insurance	380	
Miscellaneous	150	
Total expenses		484,454
NET LOSS		$ (102)

The accompanying notes are an integral part of these financial statements.

APOLLO INVESTMENT MANAGEMENT, L.L.C.

FORM X-17A-5

PART III

STATEMENT OF MEMBERS' EQUITY

Year Ended December 31, 2004

BALANCE – BEGINNING	$15,848
DEDUCTION	
Net loss	(102)
BALANCE – ENDING	$15,746

The accompanying notes are an integral part of these financial statements.

APOLLO INVESTMENT MANAGEMENT, L.L.C.

FORM X-17A-5

PART III

STATEMENT OF CASH FLOWS

Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (102)
DECREASE IN CASH AND CASH EQUIVALENTS	(102)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	15,848
CASH AND CASH EQUIVALENTS AT END OF YEAR	$15,746

Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Local income taxes	$ -

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization and Operation – Apollo Investment Management, L.L.C. (the Company) was formed on September 30, 1997 to function primarily as a broker-dealer engaged in the business of marketing the securities of direct participation programs sponsored by a real estate syndicator which is affiliated with the Company through common ownership. Apollo Investment Management, L.L.C. became a registered broker-dealer with the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., the Securities Investor Protection Corporation and various state agencies in January of 1998.

B. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. Structuring and Advisory Fees – Structuring and advisory fees are contingent upon the realization of predetermined contractual results; consequently, these fees are recognized when the earnings process is complete and income realized. A significant portion of the fees are earned from a related party, refer to Note 3.

D. Income Taxes – Federal income taxes have not been provided since taxes on operation of the Company are payable by individual members, based on their income from all sources.

Note 2. CASH AND CASH EQUIVALENTS

The Company considers certificates of deposit to be cash equivalents. At times, these balances may exceed federally insured limits.

Note 3. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2004, the Company charged $484,304 of structuring and advisory fees to Apollo Housing Capital, L.L.C. ("AHC"), an affiliate related through common ownership. AHC charged the Company administrative fees of $475,026 for indirect costs of rent, telephone, legal, clerical and other discretionary administrative and management expenses.

Note 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004, the Company had net capital and net capital requirements of $15,746 and $5,000, respectively. At December 31, 2004, the Company's aggregate indebtedness to net capital ratio was 0 to 1.

Note 5. REPORT DISCLOSURE

Part IIA of the Apollo Investment Management, L.L.C. Focus Report (Form X-17A-5), dated December 31, 2004, to the Securities and Exchange Commission is available for examination and copying at the Chicago, Illinois, regional office of the Commission.

HAUSSER + TAYLOR LLC
Business advisors and certified public accountants

1001 Lakeside Avenue East, Suite 1400 ◦ Cleveland, Ohio 44114-1152 216/523-1905 ◦ FAX: 216/522-1490 ◦ www.hausser.com

To the Members
Apollo Investment Management, L.L.C.
Cleveland, Ohio

We have audited the financial statements of Apollo Investment Management, L.L.C. for the year ended December 31, 2004, and have issued our report thereon dated January 19, 2005. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hausser + Taylor LLC

Cleveland, Ohio
January 19, 2005

NEXIA INTERNATIONAL Cleveland Beachwood Canton Columbus Dublin Akron Elyria

APOLLO INVESTMENT MANAGEMENT, L.L.C.

FORM X-17A-5

PART III

COMPUTATION OF NET CAPITAL

December 31, 2004

Total members' equity from statement of financial condition	$15,746
Deductions and/or charges:	
Total non-allowable assets from statement of financial condition	-
Net capital	$15,746

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)

December 31, 2004

Net capital per unaudited broker-dealer computation	$15,746
Adjustments	-
Net capital per audited computation above	$15,746

APOLLO INVESTMENT MANAGEMENT, L.L.C.

FORM X-17A-5

PART III

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

December 31, 2004

Minimum net capital requirement	$ -
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$10,746
Excess net capital at 1000%	$15,746

COMPUTATION OF AGGREGATE INDEBTEDNESS

December 31, 2004

Total A.I. Liabilities from Statement of Financial Condition	$ -
Percentage of aggregate indebtedness to net capital	$ -

CLAIM FOR EXEMPTION PROVISION UNDER RULE 15c3-3

December 31, 2004

(k)(2)(A) – Broker deals primarily in arranging private placements of debt and equity for corporate issuers, principally with institutional purchasers, carries no margin accounts, and does not hold funds or securities for customers.

1001 Lakeside Avenue East, Suite 1400 ◦ Cleveland, Ohio 44114-1152 216/523-1905 ◦ FAX: 216/522-1490 ◦ www.hausser.com

To the Members
Apollo Investment Management, L.L.C.
Cleveland, Ohio

In planning and performing our audit of the financial statements and supplemental schedules of Apollo Investment Management, L.L.C. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

It is not practicable for a company of this size to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and, as a result, greater reliance is placed on close supervision of accounting records by management on a daily basis.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hausser + Taylor LLC

Cleveland, Ohio
January 19, 2005